BEA 東亞銀行

Our Ref: SHR/07/70

November 6, 2007

RECEIVED
2007 NOV 23 A 6:55

[redacted]

07028253

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/29

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/im/702
Encls.

File No. 82-3443

Annex to Letter to the SEC
dated November 6, 2007
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since September 3, 2007 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form SC1 Return of Allotments
   Date : September 13, 2007
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form SC5 Return of Particulars of a Contract Relating to Share Allotment
   Date : September 13, 2007
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Further announcement on Discloseable Transaction (Investment in AFFIN Holdings Berhad)
   Date : September 18, 2007
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

4. Document : Form SC1 Return of Allotments
   Date : September 28, 2007
   Source of Requirement : Hong Kong Companies Ordinance

5. Document : Form SC1 Return of Allotments
   Date : October 31, 2007
   Source of Requirement : Hong Kong Companies Ordinance

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 NOV 23 A 6:55
OFFICE OF INTER CORPORATE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	04	09	2007
至 To	13	09	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	10,859,310.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,871,400.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,933,018,012.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-30,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$621,900.00
Ordinary	-110,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$2,249,500.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-4,203,724-	HK$2.50	HK$2.50	Nil	Nil	Nil

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-140,000-	
See the attached CD-Rom		-4,203,724-	
	各類別股份分配的總數 Total Shares Allotted by Class	-4,343,724-	

簽署 Signed：

姓名 Name ： Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date： 13 / 09 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC1

5. Consideration for which the Shares have been Allotted

A sum of HK$10,509,310.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 4,203,724 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 22nd August, 2007 who had validly elected to receive new shares in lieu of cash dividend of HK$0.48 per share.

Signed ____________ (Secretary)

公司註冊處
Companies Registry

Return of Particulars of a Contract Relating to Share Allotment

(公司條例第 45(2)條)
(Companies Ordinance s. 45(2))

RECEIVED 2007 NOV 23 A 6:

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

4,203,724

3 股份類別
Class of Shares

Ordinary

4 每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5 每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作爲清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：
If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 **Total amount of consideration paid for shares allotted otherwise than in cash**		-
(b) 現金 **Cash**		-
(c) 購買人所解除的債項或所承擔的債務的款額（包括按揭及購買人就收購財產所解除的債項或所承擔的債務） **Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)**		-
總買價 **Total Purchase Price**		-

B. 如分配該等股份的代價爲服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目
If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
4,203,724 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。） **Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(2) 批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。） **Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(3) 批租土地財產上的固定工業裝置及機械 **Fixed plant and machinery on leasehold property**		-
(4) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。） **Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(5) 活動工業裝置及機械、商品存貨及其他實產 **Loose plant and machinery, stock-in-trade, and other chattels**		-
(6) 商譽及合約的利益 **Goodwill and benefit of contracts**		-
(7) 專利、設計、商標、特許、版權等 **Patents, designs, trade marks, licences, copyrights, etc.**		-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC5**

公司編號 Company Number: 255

	貨幣單位 Currency	款額 Amount
(8) 帳面債項及其他債項 Book and other debts		-
(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等 Cash in hand and at Bank on current account, bills, notes, etc.		-
(10) 存放於銀行或其他地方的現金 Cash on deposit at Bank or elsewhere		-
(11) 股份、債權證及其他投資 Shares, debentures and other investments		-
(12) 其他財產 Other property		-
總買價 Total Purchase Price		-

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 13 / 09 / 2007
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Company No.255

Appendix

Form SC5

6. A sum of HK$10,509,310.00 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 4,203,724 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 22nd August, 2007 who had validly elected to receive new shares in lieu of cash dividend of HK$0.48 per share.

Signed ______________ (Secretary)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Further Announcement on Discloseable Transaction

The Board announces that on 18 September, 2007, the Bank entered into the definitive Share Subscription Agreement with AFH in respect of its investment in AFH.

Save as disclosed in this announcement, the material terms of the Transaction remain substantially unchanged. Moreover, the equity interest in AFH to be held by the Bank (or one or more of its Affiliates) shall remain unchanged. The estimated amount of consideration payable by the Bank under the Transaction may be subject to adjustment depending on the exact number of Shares to be subscribed by the Bank (or one or more of its Affiliates) and the aggregate shareholding of the Bank in AFH as at the Unconditional Date.

Background

References are made to the announcement of the Bank dated 24 April, 2007 (the "**First Announcement**") and the circular of the Bank dated 15 May, 2007 in respect of the Bank's investment in AFH. Unless otherwise defined herein, capitalized terms used in this announcement shall have the meaning given to such terms in the First Announcement.

It was mentioned in the First Announcement that the Bank (or one or more of its Affiliates) will subscribe for the New Shares to be issued by AFH and purchase the Shares from the existing shareholders of AFH and upon Completion, the Bank (or one or more of its Affiliates) will be interested in approximately 25% of the Enlarged Share Capital of AFH.

The Bank is pleased to announce that on 18 September, 2007, the Bank entered into the definitive Share Subscription Agreement with AFH in respect of its investment in AFH. The Bank would also like to announce that it did not proceed to purchase Shares from the existing shareholders of AFH but instead acquired Shares in the open market on the stock exchange of Malaysia thereafter until the date of this announcement.

Share Subscription Agreement

Date: 18 September, 2007

Parties: (1) the Bank
(2) AFH

Subscription of Shares

Pursuant to the Share Subscription Agreement, the Bank agreed to subscribe or procure one or more of its Affiliates to subscribe for the New Shares to be issued by AFH

representing 15% of the issued and paid-up share capital of AFH as at the Unconditional Date and purchase existing ordinary Shares of AFH in the open market, provided that the interest of the Bank (or one or more of its Affiliates) in AFH shall not be more than 25% of the Enlarged Share Capital of AFH as at the Unconditional Date.

Subscription price

The subscription price per New Share payable by the Bank (or one or more of its Affiliates) shall be RM2.58 (equivalent to approximately HK$5.79).

As the exact number of Shares to be subscribed by the Bank (or one or more of its Affiliates) has not been determined, the total subscription price for the New Shares payable by the Bank under the Share Subscription Agreement has not been finalized. The estimated amount of consideration payable by the Bank under the Share Subscription Agreement is approximately HK$1,139 million. The total subscription price will be payable by the Bank in cash to AFH on the Completion Date.

Approvals

The Share Subscription Agreement is conditional upon the following Approvals being obtained from the following parties by the Long-Stop Date:

(a) Bank Negara Malaysia, the central bank of Malaysia and/or Minister of Finance of Malaysia for the Bank (or one or more of its Affiliates) to acquire the New Shares pursuant to the Banking and Financial Institutions Act, 1989, Islamic Banking Act, 1983 and Insurance Act, 1996;
(b) the shareholders and the board of directors of AFH for the issue and allotment of the New Shares to the Bank (or one or more of its Affiliates);
(c) the shareholders (if necessary) and the board of directors of the Bank (or one or more of its Affiliates) for the subscription of the New Shares;
(d) the Foreign Investment Committee via the Securities Commission of Malaysia for the Bank (or one or more of its Affiliates) to acquire the New Shares;
(e) the Bursa Malaysia Securities Berhad, the stock exchange of Malaysia, for the listing and quotation of the New Shares on the main board of Bursa Malaysia Securities Berhad;
(f) the Hong Kong Monetary Authority (if required) for the Bank (or one or more of its Affiliates) to acquire the New Shares;
(g) the Securities Commission of Malaysia for the issue and allotment of the New Shares to the Bank (or one or more of its Affiliates);
(h) the Securities Commission of Malaysia for the change in indirect shareholding of AFFIN Fund Management Berhad (formerly known as AFFIN Fund Management Sdn Bhd), a wholly-owned subsidiary of AFFIN Investment Bank Berhad which in turn is a wholly-owned subsidiary of AFH pursuant to the fund manager's licence; and
(i) any other applicable regulatory authority in Malaysia, Hong Kong or elsewhere.

In the event that any of the Approvals is not fulfilled by the Long-Stop Date, the Bank and AFH may in writing mutually extend the Long-Stop Date to a later date, failing which, or if after the Long-Stop Date has been extended and any of the Approvals is not fulfilled by such later date, then the Share Subscription Agreement shall lapse and cease to have any effect and the Bank will make an announcement in this respect as soon as reasonably practicable.

Lock-up and right of first refusal

The Bank agreed to hold the New Shares through companies under its control for a term of not less than eighteen months from the Completion Date.

The Bank also agreed to give LTAT or its nominees the right of first refusal to purchase such New Shares in the event that it (or one or more of its Affiliates) proposes to dispose of the New Shares at any time after eighteen months from the Completion Date.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, LTAT and its ultimate beneficial owners, are third parties independent of the Bank and the Bank's connected persons and are not connected persons of the Bank.

Nominee directors

Subsequent to the Completion Date, AFH shall use its best endeavours to procure the approval of Bank Negara Malaysia for:

(a) the appointment of two nominees of the Bank as directors of AFH;
(b) the appointment of two nominees of the Bank as directors of AFFIN Bank Berhad ("**ABB**"), a wholly-owned subsidiary of AFH;
(c) the appointment of two nominees of the Bank as directors of AFFIN Investment Bank Berhad, a wholly-owned subsidiary of AFH; and
(d) the secondment of a senior executive of the Bank to ABB to liaise and assist both ABB and the Bank in all areas of banking operations.

Save as disclosed in this announcement, the material terms of the Transaction remain substantially unchanged. Moreover, the equity interest in AFH to be held by the Bank (or one or more of its Affiliates) shall remain unchanged. It is currently estimated that the total amount payable under the Share Subscription Agreement, together with the total acquisition costs for the purchase of not more than 10% of the existing ordinary Shares of AFH in the open market, would not exceed HK$2,072 million. However, such estimated amount of consideration payable by the Bank under the Transaction may be subject to adjustment depending on factors including the exact number of Shares to be subscribed by the Bank (or one or more of its Affiliates), the aggregate shareholding of the Bank in AFH as at the Unconditional Date, any exchange rate fluctuation between RM and Hong Kong dollars and the trading price of the Shares on the stock exchange of Malaysia.

Acquisition of existing shares in AFH

The Bank is beneficially interested in 108,931,400 Shares, representing approximately 8.4619% of the issued share capital of AFH as at the date of this announcement. These Shares were acquired by the Bank in the open market on the stock exchange of Malaysia from independent third parties not connected with the Bank or any of its associates at an aggregate consideration of approximately RM233 million (equivalent to approximately HK$523 million). The average price per Share is RM2.14 (equivalent to approximately HK$4.80). The Bank may continue to purchase Shares in the open market so long as the aggregate shareholding of the Bank (including the Shares to be subscribed under the Share Subscription Agreement) in AFH shall not exceed 25% of the Enlarged Share Capital of AFH.

Definitions

Unless the context requires otherwise, terms used in this announcement shall have the following meanings:

"Approvals"	the approvals set out in the section titled "Approvals" in this announcement;
"Business Day"	a day when banks are open for business in Malaysia and Hong Kong;
"Completion Date"	the date falling fourteen calendar days after the Unconditional Date;
"control"	with respect to a corporation, the possession, directly or indirectly, of power to direct or cause the direction of management or policies of such corporation;
"Long-Stop Date"	the date which is four months from the date of the Share Subscription Agreement or such later date as the Bank and AFH may mutually agree pursuant thereto;
"LTAT"	the Lembaga Tabung Angkatan Tentera a body corporate established under section 4 of the Tabung Angkatan Tentera Act, 1973 and having its registered office at 12th Floor, Bangunan LTAT, Jalan Bukit Bintang, 55100 Kuala Lumpur;
"Unconditional Date"	the date immediately after the last of the Approvals (to the extent applicable or required) has been obtained but if the date is not a Business Day, then the immediate next Business Day.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 18 September, 2007

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive) and Mr. Joseph PANG Yuk-wing (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

For illustration purpose only, translation of RM to HK$ is based on the rate of RM$1 to HK$2.245. No representation is made that such amount was or could be exchanged at such rates.

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED
2007 NOV 23 A

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
28	09	2007

至 To

日 DD	月 MM	年 YYYY
28	09	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	12,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	102,250.00

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,933,030,512.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-5,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$102,250.00

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class
See the attached list		-5,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-5,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 09 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED
2007 NOV 23 A 6:05

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	04	10	2007
至 To	31	10	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	700,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	5,776,400.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,933,730,512.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	已繳及應繳的溢價總款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-180,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,731,400.00
Ordinary	-100,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$2,045,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	每股的面值 Nominal Value of *Each Share*	每股被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		每股的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價總款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class: Ordinary	類別 Class
See the attached list		-280,000-	
		各類別股份分配的總數 Total Shares Allotted by Class: -280,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan
~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 10 / 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*